Notice of Meeting and Management Proxy Circular

Annual and General Meeting of Shareholders of Canada Life Financial Corporation to be held on June 23, 2003

NOTICE OF MEETING

To: Our Shareholders

     The annual and general meeting (the “Meeting”) of holders of common shares (“Common Shares”) of Canada Life Financial Corporation (“Canada Life”) will be held on Monday, June 23, 2003 at 10:30 a.m. (Toronto time) at the head office of Canada Life, 330 University Avenue, Toronto, Ontario, Canada in the Corporate Conference Centre for the following purposes:

1.	to receive the consolidated financial statements for the year ended December 31, 2002, and the reports of the auditor and the actuary thereon;

2.	to elect Directors of Canada Life;

3.	to appoint auditors of Canada Life for 2003; and

4.	to carry out any other business properly brought before the Meeting or any continuation of the Meeting after an adjournment.

     The Management Proxy Circular accompanying this Notice provides additional information relating to the business to be conducted at the Meeting. Any shareholder may obtain a copy of the Management Proxy Circular upon request made to Computershare Trust Company of Canada at the address set out below.

     Only holders of record of Common Shares at the close of business on May 9, 2003, will be entitled to vote at the Meeting or any adjournment or postponement thereof, except that a person who has acquired Common Shares subsequent to May 9, 2003 will be entitled to vote such shares, instead of the holder of record on May 9, 2003, upon making a written request to that effect not later than 10 days before the date of the Meeting or any adjournment or postponement thereof, to Computershare Trust Company of Canada, 100 University Avenue, Toronto, Ontario, Canada M5J 2Y1, Attention: Proxy Department, and establishing ownership of such shares.

     If you are unable to attend the Meeting in person, please exercise your right to vote by completing and returning the enclosed proxy form by mail or fax or by voting using the internet. In each case, please refer to the instructions found on the enclosed proxy form.

     To be valid for use at the Meeting, proxies must be received by Computershare Trust Company of Canada prior to 5:00 p.m. (Toronto time) on June 19, 2003, or, if there is an adjournment or postponement of the Meeting, on the day (excluding Saturdays, Sundays and statutory or civic holidays in Toronto, Canada) preceding the date to which the Meeting is adjourned or postponed or, in either case, may be deposited in person with the Chairman or the scrutineers of the Meeting (as scheduled or as adjourned or postponed) prior to its commencement.

BY ORDER OF THE BOARD OF DIRECTORS

(Signed) Roy W. Linden Secretary

Toronto, Canada
May 6, 2003

TABLE OF CONTENTS

PART I — GENERAL PROXY INFORMATION	4
Who Can Vote	4
One Vote Per Common Share	4
Voting Restrictions	4
How a Vote is Passed	4
Voting by Registered Shareholders	5
Voting by Non-Registered Shareholders	5
Voting in Person	5
Voting by Proxy	6
Solicitation of Proxies	6
What is a Proxy?	6
Appointing a Proxyholder	6
Submitting Your Proxy	6
Your Proxy Vote	7
Confidentiality	7
Changing Your Mind	7
PART II — BUSINESS OF THE MEETING	7
Election of Directors	7
Appointment of the Auditor	8
PART III — BOARD OF DIRECTORS AND CORPORATE GOVERNANCE	8
Board of Directors	8
Statement of Corporate Governance Practices	10
Composition of the Board	10
Chairman of the Board	10
Compensation of the Board	11
Role of the Board	11
Roles of Board Committees	11
Communication with Shareholders	12
Toronto Stock Exchange Guidelines	13
PART IV — COMPENSATION AND OTHER INFORMATION	15
Compensation of Directors	15
Executive Compensation	16
Summary Compensation Table	16
Canada Life Stock Option Plan	17
Change of Control Agreements and Retirement Arrangements	18
Pension Plans	18
Estimated Annual Benefits Payable upon Retirement for Executives in the Canadian Plan	18
Estimated Annual Benefits Payable upon Retirement for Executives in the United Kingdom Plan	20
Human Resources Committee Report on Executive Compensation	20
Composition of the Human Resources Committee	21
Compensation Philosophy and Process	21
Base Salary	21
Annual Incentive	21
Long Term Incentive Plan	21
Stock Option Plan	22
Deferred Stock Unit Plan	22
Employee Share Purchase Plan	22
Chairman and Chief Executive Officer Compensation	23
Total Shareholder Return Comparison	23
Indebtedness of Directors and Senior Officers	23
Approval	23

MANAGEMENT PROXY CIRCULAR

     This Management Proxy Circular (the “Circular”) is furnished in connection with the solicitation of proxies by and on behalf of the management of Canada Life Financial Corporation (“Canada Life”). The accompanying proxy form (printed on blue paper) is for use at the annual and general meeting of shareholders of Canada Life (the “Meeting”) to be held on June 23, 2003 and at any adjournment or postponement thereof and for the purposes set forth in the accompanying Notice of Meeting. The annual and general meeting of the sole shareholder and of participating policyholders of The Canada Life Assurance Company (“Canada Life Assurance”) will also be held at the same time and at the same place. All costs of this proxy solicitation will be borne by Canada Life.

     Unless otherwise indicated, all information in this Circular is presented as of May 1, 2003 and all amounts in this Circular are expressed in Canadian dollars (“$”).

PART I — GENERAL PROXY INFORMATION

Who Can Vote

One Vote Per Common Share

     May 9, 2003 is the record date to determine (with the exceptions described above) the shareholders who are entitled to receive notice of, and vote at, the Meeting or any adjournment or postponement thereof.

     Except for some restrictions described below, each shareholder is entitled to one vote for each Common Share registered in his or her name of the close of business on May 9, 2003. If a shareholder transfers Common Shares after this date to someone else, and that person becomes a registered shareholder of Canada Life, the new shareholder may vote the transferred shares at the Meeting only if he or she has asked Canada Life’s transfer agent, Computershare Trust Company of Canada, to include his or her name in the list of shareholders. This request must be made at least 10 days before the Meeting or any adjournment or postponement thereof.

     As of May 1, 2003, there were 160,382,247 Common Shares of Canada Life outstanding. To the knowledge of the Directors and officers of Canada Life, no person or entity owns or exercises control or direction over more than 10 per cent of any class of shares of Canada Life.

Voting Restrictions

     The Insurance Companies Act (Canada) restricts the voting rights of Canada Life’s shareholders in some ways. Shares cannot be voted, in person or by proxy, if:

•	they are beneficially owned by the Government of Canada, or a province, or the government of a foreign country or any political sub-division of that country, or any agency of those entities; or

•	the Minister of Finance has ordered that the shares not be voted.

For more information about voting rights, contact the Secretary of Canada Life.

How a Vote is Passed

     All of the matters described in the attached Notice of Meeting that will be voted on at the Meeting are ordinary resolutions and will be approved if more than half the votes that are cast in respect of the applicable resolution in person or by proxy are in favour.

Voting by Registered Shareholders

   If you are a registered shareholder, you may vote in one of two ways:

1.	Attend the Meeting	—	You are entitled to attend the Meeting and cast your vote in person. To vote shares registered in the name of a corporation, the corporation must have submitted a properly executed proxy form authorizing you to do so.

OR

2.	Vote by Proxy	—	If you do not plan to attend the Meeting, you may cast your vote by proxy in one of two ways:
(a) you may authorize the management representatives of Canada Life named in the proxy to vote your shares; or

(b) you may appoint some other person to attend the Meeting and vote your shares on your behalf.

Voting by Non-Registered Shareholders

     If you are a non-registered shareholder, you will have received a package from an intermediary who holds your shares (for example, your broker, or, if you hold a Share Ownership Statement, Computershare) that will contain either (i) a proxy registered as to the number of shares beneficially owned by you, but which is otherwise incomplete (the proxy form may be signed by the intermediary); or (ii) a voting instruction form. Carefully follow the instructions that accompany the proxy form or voting instruction form.

     If you are a non-registered shareholder, you may vote in one of two ways:

1.	Attend the Meeting	—	if you hold a Share Ownership Statement, you may attend the Meeting and vote;
		—	if you have received a proxy form from your intermediary, insert your name in the blank space provided on the form. Sign the proxy form if it has not been signed by the intermediary. Return the completed proxy form in the enclosed envelope. When you arrive at the Meeting, you should advise the staff that you are a proxy appointee; or

		—	if you have received a voting instruction form, follow the instructions on it.

OR

2.	Vote by Proxy	—	if you hold a Share Ownership Statement and do not plan to attend the Meeting, you may vote by authorizing the management representatives of Canada Life named in the proxy form to vote your shares. If you choose this option, please read the section entitled — “Voting by Proxy — Submitting Your Proxy”;

		—	if you received a proxy form from your intermediary and do not plan to attend the Meeting, you may vote by authorizing the management representatives of Canada Life named in the proxy form to vote your shares. If you choose this option, complete, sign (if unsigned by the intermediary) and return the proxy form as instructed on the proxy form; or

		—	if you have received a voting instruction form, follow the instructions on it.

Voting in Person

     Registered shareholders who attend the Meeting can cast one vote for each Common Share held on matters put before the Meeting.

Voting by Proxy

     If you do not come to the Meeting, you can vote by appointing someone who will be there as your proxyholder. You can either instruct that person on how you want to vote, or let him or her choose for you.

Solicitation of Proxies

     Canada Life’s management requests that you complete and return the proxy form to ensure your votes are exercised at the Meeting. Canada Life will pay the cost of this solicitation, which will be primarily by mail. However, regular employees of Canada Life, or Canada Life’s agents, may also ask for proxies to be returned.

What is a Proxy?

     A proxy is a document that authorizes someone else to attend the Meeting and cast your votes for you at the Meeting. Enclosed in this package is a proxy form for the Meeting printed on blue paper. Use it (or any other legal proxy form) to appoint a proxyholder.

Appointing a Proxyholder

     Your proxyholder is the person you appoint to cast your votes for you at the Meeting. You can choose any individual you want to be your proxyholder — he or she does not have to be another shareholder of Canada Life. Just fill in the person’s name in the blank space provided on the enclosed proxy form. Your proxyholder must attend the Meeting in person in order to vote your shares.

     In order to be effective, a proxy form must be executed by a registered shareholder or his or her attorney duly authorized in writing. If the registered shareholder is a corporation, the proxy form must be signed by an officer of such corporation or by such corporation’s duly authorized attorney. Where a proxy form has been executed by an officer or attorney, it must be accompanied by evidence of the officer’s or attorney’s authority.

     A proxy form is the only way you may appoint someone as your proxyholder other than the management representatives named on the proxy form. If you leave the space in the proxy form blank, the following persons named in the form will be appointed to act as your proxyholder: David A. Nield, Chairman and Chief Executive Officer of Canada Life and Arthur R.A. Scace, Lead Director and Chairman of the Corporate Governance Committee of Canada Life.

     When you sign and submit your proxy form, it authorizes the proxyholder to vote and otherwise act for you at the Meeting, including any continuation after adjournment or postponement of the Meeting. If you vote on the issues listed by marking the appropriate boxes on the proxy form, your proxy will be voted as you instruct. If you do not mark a box to provide voting instructions for a resolution, your proxyholder can vote your shares as he or she sees fit regarding that particular resolution (see “Your Proxy Vote”).

Submitting Your Proxy

You may convey your voting instructions:

•	By Internet — Go to the Web site indicated on the proxy form and follow the instructions. You will need your “Holder Account Number” and a “Proxy Access Number” (both located on the reverse of the proxy form sent to you with this Circular) to identify yourself to the system; or

•	By Fax — Complete and sign the proxy form in accordance with its instructions and return it by fax to Computershare Trust Company of Canada, Attention Proxy Department, at fax number 416-263-9524 or 1-866-249-7775 (North America); or

•	By Mail — Complete the enclosed proxy form in full, sign and return it in the envelope provided.

     To be valid for use at the Meeting, proxies must be received by Computershare Trust Company of Canada prior to 5:00 p.m. (Toronto time) on June 19, 2003, or, if there is an adjournment or postponement of the Meeting, on the day (excluding Saturdays, Sundays and statutory or civic holidays in Toronto, Canada) preceding the date to which the Meeting is adjourned or postponed or, in either case, may be deposited in person with the Chairman or the scrutineers of the Meeting (as scheduled or as adjourned or postponed) prior to its commencement.

Your Proxy Vote

     If you have completed your proxy form correctly (see the instructions contained in the proxy form), signed and returned it to Computershare Trust Company of Canada by the deadline, then your proxyholder can vote for you at the Meeting. If you have specified on the proxy form how you want to vote on a particular issue (by marking FOR or WITHHOLD), then your proxyholder must vote your shares accordingly.

     If you have NOT specified how to vote on a particular issue, then your proxyholder can vote your shares as he or she see fit in respect of that issue. Unless you specify otherwise in your proxy form, your shares will be voted at the Meeting as follows:

•	FOR the election as Directors of the nominees whose names are set out in “Part II — Business of the Meeting — Election of Directors”; and

•	FOR the appointment of Ernst & Young LLP as auditors of Canada Life.

     For more information on either of these matters, see “Part II — Business of the Meeting”. If any amendments are proposed to either resolution or if any other matters properly come before the Meeting, your proxyholder can vote your shares as he or she sees fit. The Notice of Meeting includes all the matters to be presented at the Meeting that are currently known to Canada Life’s management.

Confidentiality

     All proxies are considered confidential and will be returned to Canada Life’s transfer agent, Computershare Trust Company of Canada, who will count the proxies and tabulate the results. Those results will be verified by the Meeting’s scrutineers. Computershare does not disclose individual shareholder votes to Canada Life, however they may refer a proxy to Canada Life if they have a comment intended for Canada Life’s management on it, or in connection with applicable legal requirements.

Changing Your Mind

     If you are a registered shareholder and voted by internet, you may override your previous vote by voting again. If you want to revoke a written proxy form after you have delivered it, you can do so any time before the commencement of the Meeting (as scheduled or adjourned or postponed). You or your attorney must state clearly, in writing, that you want to revoke your proxy, and deliver that written document to Computershare Trust Company of Canada at the address indicated on the Notice of Meeting. If you return more than one proxy, the transfer agent will only count the one which bears the latest date.

     In either case, your proxy will only be revoked (A) if a revocation is (i) received by 5:00 p.m. (Toronto time) on the last business day before the day of the Meeting (or any adjournment), or (ii) deposited with the Chairman of the Meeting before the commencement of the Meeting (or any adjournment) or (B) in any other way the law permits. If you revoke your proxy and do not replace it with another on or before the deadline, you can still vote your shares, but must do so in person at the Meeting.

PART II — BUSINESS OF THE MEETING

Election of Directors

     Pursuant to Canada Life’s General By-Law, Directors are appointed for one, two or three year terms, with as nearly as may be, one-third of the Directors elected in each year. There are six nominees proposed for election at the Meeting. The current term of office of each nominee will expire at the close of the Meeting. Directors elected at the Meeting will serve until the close of the first, second, or third successive annual meeting as set out below unless he or she resigns or otherwise vacates his or her office. The nominees proposed for election as Directors of Canada Life are set out below:

Name	Term

Diane E. McGarry	3 years
Arthur R. A. Scace	3 years
Jean F. Chagnon	2 years
J. Spencer Lanthier	2 years
Robert T. F. Reid	2 years
William L. Acton	1 year

     Unless otherwise instructed, the persons designated in the proxy form intend to vote FOR the nominees listed above. If a nominee is unable to serve for any reason, the persons designated in the proxy form will vote in their discretion for a substitute nominee unless otherwise specified in the proxy form.

Appointment of the Auditor

     Ernst & Young LLP has served as Canada Life’s auditor for more than five years. Management and the Board propose that Ernst & Young LLP be re-appointed as Canada Life’s auditor to serve in that capacity until the close of its next annual meeting or until they are replaced by a properly authorized shareholders’ resolution.

     For 2002, fees charged by Ernst & Young LLP to Canada Life and its subsidiaries were $6.8 million, of which $5.9 million were for audit and audit-related services and $0.9 million related to non-audit services. For 2001, these fees totaled $6.4 million, of which $4.4 million were for audit and audit-related services and $2.0 million related to non-audit services. Non-audit services in 2002 included services such as tax, actuarial and other advisory services. The Audit and Risk Management Committee has reviewed the magnitude and nature of these services to ensure that they are compatible with maintaining the independence of the external auditors.

     Unless otherwise specified, the persons named in the accompanying proxy form intend to vote FOR the appointment of Ernst & Young LLP to act as auditors of Canada Life.

PART III — BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

Board of Directors

     The following provides background information on the Directors of Canada Life, including nominees proposed for election at the Meeting.

		Common Shares
		Owned, Controlled
Director or Nominee	Principal Occupation	or Directed(1)	Committees(2)

William L. Acton Toronto, Ontario Director since 2002; nominee for election	President and Chief Operating Officer, Canada Life and Canada Life Assurance	17,462 (3)	_

James C. Alfano Ancaster, Ontario Director since 1999; term expires 2004	President and Chief Executive Officer, Stelco Inc.	1,000 2,989 (4)	CR, P

George S. Bain Belfast, Northern Ireland Director since 1999; term expires 2005	President and Vice-Chancellor, The Queen’s University of Belfast	2,400	CG, HR

Angus A. Bruneau St. John’s, Newfoundland and Labrador Director since 1999; term expires 2005	Chairman, Fortis Inc.	4,843	A, CR, P

Jean F. Chagnon Montreal, Quebec Director since 2002; nominee for election	President and Chief Executive Officer, Lallemand Inc.	5,337	_

		Common Shares
		Owned, Controlled
Director or Nominee	Principal Occupation	or Directed(1)		Committees(2)

John R. Hall Lexington, Kentucky Director since 1999; term expires 2003	Corporate Director	2,641 5,103	(5) (4)	HR

Michael L. Hepher Weybridge, England Director since 1999; term expires 2005	Chairman, TeleCity plc	16,700		A, CR

David W. Kerr Toronto, Ontario Director since 1999; term expires 2004	Chairman, Noranda Inc.	4,500		CG, HR

J. Spencer Lanthier Toronto, Ontario Director since 2002; nominee for election	Corporate Director	1,135	(4)	A

David W. Lay Toronto, Ontario Director since 1999; term expires 2003	Corporate Director	7,000 4,306	(4)	A, P, S

Diane E. McGarry New York, New York Director since 1999; nominee for election	Chief Marketing Officer, Xerox Corporation	9,500 5,436	(4)	A, CG

David A. Nield Toronto, Ontario Director since 1999; term expires 2004	Chairman and Chief Executive Officer, Canada Life and Canada Life Assurance	52,130		_

Robert T.F. Reid West Vancouver, British Columbia Director since 2002; nominee for election	Chair, B.C. Transmission Corporation	694		_

Cedric E. Ritchie Toronto, Ontario Director since 1999; term expires 2003	Corporate Director	3,838		HR, S

T. Iain Ronald Toronto, Ontario Director since 1999; term expires 2003	Corporate Director	6,000 2,455	(4)	A, HR, S

Arthur R.A. Scace(6) Toronto, Ontario Director since 1999; nominee for election	Partner, McCarthy Tétrault LLP	5,000 5,278	(7) (4)	CG, HR, S

John D. Wetmore Toronto, Ontario Director since 2001; term expires 2004	Vice-President, ibm.com Americas	2,919 2,157	(4)	CG, HR

Notes:

(1)	The information as to Common Shares owned or over which control or direction is exercised, not being within the knowledge of Canada Life, has been furnished by the respective Directors. Shareholdings are shown as of May 1, 2003

(2)	The nominee presently serves on the specified committee(s) of the Board: A — Audit and Risk Management; CG — Corporate Governance; CR — Conduct Review; HR — Human Resources; P — Pension; and S — Special. See “— Statement of Corporate Governance Practices” for a description of the roles and mandates of Board Committees.

(3)	Includes 15,900 Common Shares held jointly with Mr. Acton’s spouse.

(4)	Represents deferred stock units issued in lieu of cash Director fees. See “Part IV — Compensation and Other Information —Compensation of Directors”.

(5)	Includes 141 Common Shares registered in the name of Bank of Ashland, Trustees. (6) Appointed Lead Director in 2001.

(7)	Includes 1,000 Common Shares held by Mr. Scace’s spouse.

     Each of Canada Life’s Directors has been engaged for more than five years in his or her present position or in other capacities with Canada Life except:

•	John R. Hall, who until 1997, was Chairman and Chief Executive Officer, Ashland Oil, Inc.

•	Michael L. Hepher, who prior to 2002 was Chairman and Chief Executive Officer of TeleCity plc.

•	David. W. Kerr, who prior to his appointment in 2002 as Chairman of Noranda Inc., was its President and Chief Executive Officer.

•	David W. Lay, who prior to 1999, was Deputy Chairman and Director of First Place Tower Inc.

•	Diane E. McGarry, who prior to 2001 held other positions at Xerox Corporation: from 2000 to 2001, as Chief of Staff, Office of the President and COO; in 2000, as President, North American General Markets Operations; from 1998 to 2000, as Corporate Vice-President, Vice-President and General Manager, Color Solutions Business Unit; and from 1993 to 1998, as Chairman, President and Chief Executive Officer, Xerox Canada Ltd.

•	Arthur R.A. Scace, who until 1999 was Chairman, McCarthy Tétrault LLP.

•	John D. Wetmore was President and Chief Executive Officer of IBM Canada Ltd. from January 1997 to April 2001.

•	J. Spencer Lanthier was the Chairman and Chief Executive Officer of KPMG Canada from 1993 to 1999.

•	Robert T.F. Reid was President, Canada, Duke Energy Gas Transmission (formerly Westcoast Energy Inc.) from February 2002 to February 2003. He was Executive Vice-President and Chief Operating Officer of Westcoast Energy Inc. from 2001 to 2002 and was President and Chief Executive Officer of Union Gas Limited from 1997 to 2001.

Statement of Corporate Governance Practices

     To achieve high standards and best practices in corporate governance matters, the Corporate Governance Committee of the Board of Directors continually reviews corporate governance developments. In respect of these reviews, the Committee considers the rules and recommendations of the Office of the Superintendent of Financial Institutions, Canada, Canadian provincial securities commissions, the Toronto Stock Exchange (the “TSX”), the New York Stock Exchange and the U.S. Securities and Exchange Commission, as well as recommendations from management, internal and external auditors and legal advisors.

Composition of the Board

     The Board of Directors is comprised of individuals residing in Canada, the United Kingdom and the United States. The Directors are experienced, proven leaders, from a diverse group of professions and industries. At present, there are 17 Directors on the Board.

     Evaluation of potential candidates for election to the Board is performed by the Corporate Governance Committee based on criteria established by the Committee. The Committee has used a professional search firm to seek out appropriate Board candidates. The Committee is thus able to recommend to the Board, candidates with the skill and experience that best complement the strengths of the current Board.

Chairman of the Board

     Mr. D. A. Nield serves as Chairman of the Board and Chief Executive Officer. In the opinion of the Corporate Governance Committee, this dual role does not impair the Board’s ability to function independently of management. The Board believes that his extensive knowledge of Canada Life’s business is beneficial to the rest of the Directors in their deliberations. To further reinforce independence, the Board has appointed a Lead Director whose mandate and duties include monitoring the structure and process of the Board to better enable it to carry out its responsibilities effectively and in an independent manner. The Board meets regularly, in camera, without the Chairman present. In addition, the Chairman does not have a casting vote on matters presented to the Board for approval.

Compensation of the Board

     Directors’ compensation is annually benchmarked against other Canadian financial institutions to ensure that it is appropriate and reflects the responsibilities and risks involved in being an effective Director. The Corporate Governance Committee makes recommendations to the Board on the amount and form of compensation. In order to align the interests of Directors with shareholders, options to purchase Common Shares are granted to Directors annually, subject to aggregate limits set out in the Canada Life Stock Option Plan. Each Director is encouraged to personally acquire five times the value of his or her annual retainer in Common Shares over a period of six years.

Role of the Board

     The Board is responsible for the stewardship of Canada Life and makes all major policy decisions for it. Its responsibilities are principally derived from its mandate and include:

•	overseeing the management of the business and affairs of Canada Life

•	reviewing and approving strategic plans, overseeing their implementation and monitoring corporate performance against them

•	reviewing and approving dividend policies

•	reviewing and approving quarterly and annual financial statements

•	reviewing and considering principal business risks and overseeing risk management policies

•	overseeing the integrity and effectiveness of the internal control and management information systems and shareholder communications policies

•	reviewing and approving material transactions such as significant investment transactions and acquisitions or divestitures of businesses

•	appointing and evaluating the Chief Executive Officer and senior management

•	reviewing and determining compensation for the Chief Executive Officer and senior management

•	overseeing succession planning

Roles of Board Committees

     The Committees perform the duties identified in formal mandates.

     The Corporate Governance Committee addresses corporate governance matters pertaining to the Board, Board Committees, shareholders and policyholders. All members are unrelated to Canada Life. The Committee’s responsibilities include:

•	recommending suitable candidates for election to the Board of Directors

•	reviewing and recommending improvements to Canada Life’s approach to corporate governance matters, including terms of reference and membership of Board Committees, mechanics of Board and Committee meetings and compensation of the Board

•	assessing the effectiveness of the Board

     The Audit and Risk Management Committee assists the Board of Directors in fulfilling their oversight responsibilities with respect to financial, regulatory and public reporting, financial condition, risk management policies and procedures, including internal controls and audit activities. All members are unrelated to Canada Life. The Committee’s responsibilities include:

•	reviewing the quarterly and annual financial statements and returns of Canada Life

•	meeting with the external auditor to discuss the financial statements and any regulated securities filings

•	meeting with the actuary to discuss parts of the financial statements and the annual returns

•	meeting with the internal auditor and management of Canada Life to discuss the effectiveness of the risk management policies and procedures, including internal controls established for Canada Life and to evaluate compliance with those policies and procedures

     The Human Resources Committee ensures that effective compensation policies are in place to retain, attract and properly deploy skilled, effective officers and employees. All members are unrelated to Canada Life. The Committee’s responsibilities include:

•	assessing performance and reviewing compensation of the Chief Executive Officer

•	reviewing all senior management appointments and compensation

•	reviewing management succession planning, organization and structures

     The Conduct Review Committee ensures that effective procedures are in place and are followed for dealing with related party transactions and other important aspects of corporate conduct. All members are unrelated to Canada Life. The Committee’s responsibilities include:

•	reviewing and monitoring the procedures established by management for the review of transactions with related parties of Canada Life and to ensure that material transactions are identified

•	reviewing and recommending to the Board, procedures to identify and resolve conflicts of interest and procedures to restrict the use of confidential information

•	monitoring the conflict of interest, confidential information and insider trading procedures established by the Board

     The Pension Committee sets or reviews financial policies of the staff and agents pension and savings-type plans for funding and investments and oversees monitoring of these policies for compliance. All members are unrelated to Canada Life. The Committee’s responsibilities include:

•	advising the Board on matters related to the plans’ funding, investments, administration and government compliance

•	reporting to the Human Resources Committee all relevant matters related to the financial management of pension funds which may impact benefit policy

•	approving pension trustee appointments and removals

     A Special Committee of the Board was established in November 2002 to consider and evaluate proposed transactions with respect to the change of control of Canada Life. All members are unrelated to Canada Life. The Committee’s responsibilities include:

•	considering, evaluating and making a recommendation to the Board concerning any change of control proposals and any strategic alternatives that may be open to Canada Life

•	overseeing, the review of any proposals and strategic alternatives, negotiations, the preparation of legal agreements, communications, and the provision of confidential information to third parties.

Communication with Shareholders

     Canada Life is committed to communicating regularly with shareholders through its web site, annual reports and media releases. In addition to public disclosure documents that are filed with regulatory authorities, Canada Life also makes quarterly reports available to shareholders.

     Canada Life responds promptly to shareholder inquiries through its Investor Relations and Corporate Communications departments and through its transfer agent, Computershare Trust Company of Canada.

Toronto Stock Exchange Guidelines

     The Company’s corporate governance practices comply in all material respects with the Toronto Stock Exchange Guidelines for Improved Corporate Governance in Canada (the “TSX Guidelines”). The following chart summarizes Canada Life’s corporate governance practices in relation to the TSX Guidelines:

Summary of TSX Guidelines	Summary of Canada Life Practice

Board assumes responsibility for overall stewardship of the company	By its mandate, the Board has assumed responsibility for: reviewing and approving strategic plans; reviewing and considering principal business risks and overseeing risk management policies; succession planning; shareholder communication policies; and overseeing the integrity of the internal control and management information systems.

Board constituted with majority of unrelated directors	Of 17 directors on the Board, only two, Mr. D.A. Nield, Chairman and CEO and Mr. W.L. Acton, President and COO, are related to Canada Life. The other 15 Directors are unrelated. As defined by the TSX, an “unrelated” director is a director who is independent of management and free from any interest and any business or relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interests of the company, other than interests and relationships arising from shareholding.

Corporate Governance Committee constituted with non-management directors	The Corporate Governance Committee of the Board recommends suitable candidates for election to the Board and is responsible for annually assessing the effectiveness of the Board. All members of this Committee are unrelated to Canada Life.

Process for assessing Board effectiveness	The Corporate Governance Committee annually oversees a process whereby the Board does a self-assessment of its effectiveness for the previous year. A similar self-assessment process is done for the Audit and Risk Management Committee.

Orientation for new directors	All new Directors are provided with extensive background information concerning Canada Life and the manner in which the Board functions. Prior to, or at the time they join the Board, meetings and discussions with the Chairman, Lead Director, all the senior officers and the external auditors are arranged.

Board size suitable for effective decision-making	The Corporate Governance Committee regularly reviews the size of the Board and its Committees to determine the impact of the number of Directors upon their effectiveness. The present size of the Board is deemed appropriate to effectively oversee the business and affairs of Canada Life, based on the breadth and depth of experience and skill represented by the members.

Satisfactory compensation of Directors	The compensation of Directors is reviewed annually by the Corporate Governance Committee to ensure that it is appropriate in relation to the responsibilities and risks involved in being an effective Director and is competitive with peer companies.

Summary of TSX Guidelines	Summary of Canada Life Practice

Independence of Board committees	The Board relies on its Committees to fulfill its mandate and discharge its responsibilities. Committees of the Board allow Directors to share responsibility and focus resources on a particular area or issue. All members of every Committee of the Board are unrelated to Canada Life. Mr. Nield and Mr. Acton, the only two related Directors, are not members of any Committee. All members of every Committee are also independent. Under the Sarbanes-Oxley Act of 2002, to be determined “independent”, a director may not accept any consulting, advisory or other compensatory fee from Canada Life or any of its subsidiaries, or be an affiliated person of Canada Life or any of its subsidiaries, other than in such person’s capacity as a member of the board of directors or any committee thereof.

Relevant corporate governance issues addressed by Corporate Governance Committee	The Corporate Governance Committee by its mandate is specifically accountable for reviewing and recommending improvements to Canada Life’s approach to corporate governance matters.

Position description for the CEO	The Board, on the recommendation of the Human Resources Committee, has approved a position description for the positions of Chairman and Chief Executive Officer, and the President and Chief Operating Officer. Moreover, the Board has approved a Corporate Expenditures, Authorities and Approvals Policy which defines limits on management’s responsibilities.

Board functions independent of management	The Board has appointed Mr. A.R.A. Scace as the Lead Director and approved a position description for him. The Lead Director meets with the Board at each regularly scheduled Board meeting without management present.

Audit Committee composed only of outside directors and has direct communication with Canada Life’s auditors	The Audit and Risk Management Committee is composed only of unrelated directors and has direct communication channels with both the external and internal auditors and meets in camera with each of them at every regularly scheduled Committee meeting. By its mandate, the Audit and Risk Management Committee meets with the internal auditor and management to discuss the effectiveness of risk management policies and procedures, including internal controls.

System for Board to engage outside advisors	The Board has established a policy that enables the Board, Board Committees and individual Directors to engage outside advisors at the expense of Canada Life in appropriate circumstances. The engagement of an outside advisor is subject to the approval of the Chairman of the Corporate Governance Committee.

PART IV — COMPENSATION AND OTHER INFORMATION

Compensation of Directors

     Directors who are officers of Canada Life do not receive additional compensation for serving as a Director. The compensation paid to other Directors of Canada Life is presently paid to them by Canada Life Assurance in their capacity as Directors of Canada Life Assurance. The fees did not increase during 2002. The compensation paid to such Directors is as follows:

•	$25,000 per year.

•	to the chair of each of the Audit and Risk Management, Human Resources, Corporate Governance, and Special Committees, an additional amount of $7,500 per year, and to the chair of each of the Conduct Review and Pension Committees, an additional amount of $4,000 per year.

•	to the Lead Director, an additional amount of $7,500 per year.

•	to each Director who is a member of a committee, an additional amount of $1,400 per year.

•	to each Director, an additional amount of $1,400 for attendance at each meeting of the Board and each Committee meeting.

•	to each Director, an additional $1,400 for long distance travel for a round trip to the meeting site in Toronto from the Director’s principal residence, if the Director travels from outside Canada, or if the Director travels from inside Canada and the distance travelled is over 700 kilometres.

•	Directors who are non-residents of Canada receive their compensation in U.S. dollars.

•	Directors have the choice annually to be paid 0%, 50%, or 100% of their total compensation in the form of (i) cash, (ii) Common Shares through a share purchase plan, the terms of which are substantially the same as the Employee Share Purchase Plan, or (iii) deferred stock units under the Deferred Stock Unit Plan. See “— Human Resources Committee Report on Executive Compensation — Employee Share Purchase Plan” and “— Human Resources Committee Report on Executive Compensation — Deferred Stock Unit Plan” for a description of the material terms of those plans.

•	Directors are eligible to participate in the Canada Life Stock Option Plan. See “— Executive Compensation — Stock Option Plan” for a description of the material terms of the plan. On November 6, 2002 each non-employee Director was granted an option to purchase 3,000 Common Shares of Canada Life at an exercise price of $30.52 per share, for a ten-year term.

•	Directors may be paid a fee equivalent to a meeting attendance fee, for the performance of additional tasks at Canada Life’s request.

Directors are also reimbursed for travel and other out-of-pocket expenses they incur when they attend Board or Committee meetings.

Executive Compensation

Summary Compensation Table

     The following table provides a summary of compensation earned by the Chairman and Chief Executive Officer and the other five most highly compensated executive officers (collectively, the “Named Executive Officers”) during the last three fiscal years. In each case, all such compensation was paid by Canada Life Assurance.

		Annual Compensation(1)							Long Term Compensation Awards

							Other		Securities
							Annual		Under
Name and Principal							Compen-		Options/SARs	LTIP			All Other
Position	Year	Salary(2)			Bonus(3)		sation(4)		Granted (#)	Payouts(5)			Compensation

D.A. Nield	2002		$820,000			$984,000		$22,128	250,000		$1,333,800	(6)		$3,045	(11)
Chairman and Chief	2001		$800,000			$480,000		$24,281	250,000		$700,800	(7)		$2,952	(11)
Executive Officer	2000		$750,000			$862,500		$22,243	152,000		$460,000	(8)		$1,297	(10)

W.L. Acton	2002		$456,000	(2)		$450,000		$17,954	53,500		$370,500	(6)		$2,267	(11)
President and Chief	2001		$380,000			$245,100		$15,637	45,000		$175,200	(7)		$2,220	(11)
Operating Officer	2000		$355,000			$301,750		$14,877	44,000		$143,750	(8)		$602	(10)

R.M. Smithen	2002		$415,000			$400,000		$15,250	43,500		$444,600	(6)		$751	(10)
Executive Vice-	2001		$405,000			$224,800		$16,083	48,000		$233,600	(7)		$695	(10)
President	2000		$375,000			$318,750		$14,508	46,000		$172,500	(8)		$658	(10)

P.G. Crowley	2002		$388,000			$330,000		$14,430	40,500		N/A	(9)		$2,267	(11)
Executive Vice-	2001		$380,000			$190,000		$13,897	41,000		N/A	(9)		$52,229	(12)
President and Chief	2000		$319,877			$267,300		$12,842	44,000		N/A	(9)		$50,667	(13)
Financial Officer

R.E. Beettam	2002	US$	310,000		US$	230,000	US$	13,106	30,250	US$	222,300	(6)	US$	2,259	(14)
Senior Vice-President	2001	US$	305,000		US$	108,000	US$	13,776	42,500	US$	146,000	(7)	US$	2,580	(14)
United States Division	2000	US$	280,000		US$	165,200	US$	21,630	41,000	CDN$	46,000	(8)	US$	11,816	(15)
of Canada Life Assurance

I. Gilmour	2002		£215,000			£130,000		£12,000	17,000		£111,150	(6)		£2,583	(16)
Senior Vice-President,	2001		£200,000			£51,900		£12,000	19,000		£73,000	(7)		£2,416	(16)
General Manager,	2000		£183,000			£81,435		£12,000	22,000		N/A	(9)		£1,982	(10)
United Kingdom Division of Canada Life Assurance

Notes:

(1)	Annual compensation is paid and reported in the currency of residence.

(2)	Amounts earned to December 31 in the applicable year. For 2002, Mr. Acton’s salary has been pro-rated to reflect his promotion to President and Chief Operating Officer effective August 8, 2002. Prior to his promotion, Mr. Acton’s salary was $410,000 and effective August 8, 2002 his salary was increased to $525,000.

(3)	Bonus amounts are paid in cash in the year following the fiscal year in which they were earned. The Human Resources Committee recommends to the Board of Directors each year the bonus, if any, to be received by the Named Executive Officers of Canada Life under its annual incentive plan. The bonuses awarded to Named Executive Officers are based upon the achievement of corporate, divisional and individual goals set at the beginning of each fiscal year. For 2002, the amounts represent 2002 bonuses paid in February 2003. For the years 2001 and 2002, Mr. Acton converted 50% and 25%, respectively, of his annual bonus into deferred stock units under the Deferred Stock Unit Plan.

(4)	Amounts represent perquisites including car and club dues and $1,798.51 in dividends paid on Mr. Acton’s deferred stock units in 2002.

(5)	In calculating Long Term Incentive Plan payments being paid in 2000, 2001 and 2002, the Board of Directors of Canada Life, in accordance with the Long Term Incentive Plan, for the year ended December 31, 1998 determined ROE without reference to the $117 million special reserve provisions, in respect of minimum annuity rate guarantees, taken in the third quarter of 1998 with respect to Canada Life Assurance’s U.K. division.

(6)	Represents payout for Long Term Incentive Plan units granted in 1999, maturing December 31, 2002 and paid out in February 2003.

(7)	Represents payout for Long Term Incentive Plan units granted in 1998, maturing December 31, 2001 and paid out in February 2002.

(8)	Represents payout for Long Term Incentive Plan units granted in 1997, maturing December 31, 2000 and paid out in February 2001.

(9)	Did not have Long Term Incentive Plan units maturing.

(10)	Represents term life insurance premiums paid for the benefit of the Named Executive Officer.

(11)	Represents term life insurance premiums and employer contributions as part of the Employee Share Purchase Plan paid for the benefit of the Named Executive Officer.

(12)	Represents term life insurance premiums, employer contributions as part of the Employee Share Purchase Plan and $50,000 of the signing bonus.

(13)	Represents term life insurance premiums and $50,000 of the signing bonus.

(14)	Represents term life insurance premiums and employer contributions under the 401K plan on behalf of Mr. Beettam.

(15)	Represents term life insurance premiums and a correction to Mr. Beettam’s relocation payment when he transferred from Canada in 1997.

(16)	Represents term life insurance premiums and employer contributions as part of the Employee Share Purchase Plan.

Canada Life Stock Option Plan

     On February 6, 2002, Canada Life granted stock options to the Named Executive Officers as outlined in the table below. All of the options granted had an exercise price equal to the market value of Common Shares based on the closing price on the TSX on February 5, 2002. The options may be exercised over a ten year period or three years following retirement, whichever is earlier, and vest as to 25% on each anniversary of the grant date.

Options Granted During the Most Recently Completed Financial Year

				Market Value of
		% of Total		Securities
		Options		Underlying Options
		Granted to	Exercise or Base	on the Date of
	Securities Under	Employees in	Price ($ per	Grant ($ per
Name	Options Granted (#)	Fiscal 2002	Common Share)	Common Share)	Expiration Date

D.A. Nield	250,000	22.3%	$43.14	$43.14	February 6, 2012
W.L. Acton	53,500	4.8%	$43.14	$43.14	February 6, 2012
R.M. Smithen	43,500	3.9%	$43.14	$43.14	February 6, 2012
P.G. Crowley	40,500	3.6%	$43.14	$43.14	February 6, 2012
R.E. Beettam	30,250	2.7%	$43.14	$43.14	February 6, 2012
I. Gilmour	17,000	1.5%	$43.14	$43.14	February 6, 2012

     The following table shows the aggregate number and value of stock options held by each of the Named Executive Officers. The value of the unexercised in-the-money options at the financial year end is the difference between (i) the exercise price of the options, and (ii) the closing price of Common Shares on the TSX on December 31, 2002, being $40.29 per share.

Aggregated Option Exercises During the Most
Recently Completed Financial Year and Financial Year
End Option Values

			Unexercised Options/SARs at		Value of Unexercised In-the-Money
			December 31, 2002 (#)		Options/SARs at December 31, 2002 ($)

	Securities	Aggregate
	Acquired on	Value
Name	Exercise (#)	Realized ($)	Exercisable	Unexercisable	Exercisable	Unexercisable

D.A. Nield	Nil	Nil	138,500	513,500	$253,840	$253,840
W.L. Acton	Nil	Nil	33,250	109,250	$73,480	$73,480
R.M. Smithen	Nil	Nil	35,000	102,500	$76,820	$76,820
P.G. Crowley	Nil	Nil	32,250	93,250	$73,480	$73,480
R.E. Beettam	Nil	Nil	31,123	82,627	$68,467	$68,473
I. Gilmour	Nil	Nil	15,750	42,250	$36,740	$36,740

Change of Control Agreements and Retirement Arrangements

     In May 2001, change of control agreements were entered into with all Named Executive Officers. These agreements were intended to ensure continuity of management and commitment to Canada Life in the event that a proposal was made to obtain control of Canada Life.

     For the purpose of the agreements, a “Change of Control” occurs when (i) an entity at arms length to Canada Life acquires beneficial ownership of 50% or more of the voting shares of Canada Life or legal or beneficial ownership of 50% or more of the assets of Canada Life, or (ii) 50% or more of the current Directors of Canada Life are replaced, or (iii) the Board otherwise determines, in good faith, that a change of control in fact has occurred or is about to occur. In the case of the division heads of principal geographic divisions of Canada Life, a Change of Control also occurs when an entity at arm’s length to Canada Life acquires legal or beneficial ownership of all or substantially all of the assets of the respective division. If completed, the proposed acquisition of all outstanding Common Shares by Great-West Lifeco Inc. announced on February 17, 2003 (the “Great-West Transaction”) would constitute a Change of Control for purposes of the change of control agreements.

     The change of control termination benefits for all Named Executive Officers will be triggered by a Change of Control and termination (except for cause) of the officer within 24 months of the occurrence of the Change of Control.

     The termination benefits will be paid as a lump sum in an amount of two years of annual base salary and annual short term incentive target (collectively, “annual compensation”), in the case of all Named Executive Officers, except Mr. Nield, who will receive annual compensation only to the date of his scheduled retirement in July 2003. In the case of all Named Executive Officers, all long-term incentive units granted prior to 2003 will vest on a prorated basis and any applicable retirement benefits will vest. In addition, upon termination as set out above Named Executive Officers other than Mr. Nield and Mr. Crowley will be credited with up to an additional 24 months of pensionable service and age credit for the purpose of calculating their pension benefits. Upon termination as set out above, Mr. Crowley will be credited with up to an additional 48 months of pensionable service and 24 months of age credit for the purpose of calculating his pension benefits. Furthermore, most benefits and perquisites are continued until the end of the severance period or until alternate employment is obtained, whichever comes first.

     Effective February 5, 2003, the Board adopted a new Long-Term Incentive Plan (the “2003 LTIP”) and granted units under the plan to the Named Executive Officers and others in lieu of stock options. The units granted in 2003 have a four-year performance period maturing on December 31, 2006, subject to earlier redemption upon a Change of Control of Canada Life. If a Change of Control occurs in 2003, the units granted in 2003 will be redeemed for (i) a base amount equal to 25% of the value of the units, and (ii) an additional amount determined at the discretion of the Board of up to 25% of the value of the units. In recognition of management’s efforts in increasing shareholder value, the Board has determined that if a Change of Control occurs in 2003 in connection with a transaction valued at or greater than the value of the Great-West Transaction, all units granted under the 2003 LTIP will be redeemed for 50% of their value. The definition of “Change of Control” for purposes of the 2003 LTIP is the same as the definition set forth in the change of control agreements described above.

     Pursuant to the Canada Life Stock Option Plan, all outstanding options will vest and be exercisable in full upon the occurrence of a Change of Control of Canada Life. The definition of “Change of Control” for purposes of the Stock Option Plan is the same as the definition set forth in the change of control agreements described above.

     On August 7, 2002, Canada Life announced that Mr. Smithen would retire on April 30, 2003. In addition to receiving his normal compensation, benefits and perquisites up to the date of retirement, Mr. Smithen will thereafter be entitled to a lump sum payment of $300,000, one additional year of pensionable service and age credit for pension benefit calculation purposes and all benefits available to retirees under Canada Life policy.

Pension Plans

     Canada Life maintains defined benefit pension plans in each of its four geographic divisions (Canada, U.S., U.K. and Ireland). The pension plans provide pension benefits based on service and final average earnings with Canada Life. Unless otherwise determined by the Board of Directors, executives are eligible to participate in the pension plans available in their country of residence. The following describes the pension arrangements which relate to the Named Executive Officers.

Estimated Annual Benefits Payable upon Retirement for Executives in the Canadian Plan

     The pension plan for employees in Canada (the “Canadian Plan”) is a contributory final average earnings defined benefit plan. Employees are required to contribute 2.5% of their pensionable earnings (base salary plus annual bonus) to the Canadian Plan, up to an annual maximum contribution of $2,500. The normal retirement benefit is equal to an employee’s pensionable service multiplied by:

(a)	1.6% of the average of the highest pensionable earnings paid to the employee, defined as the greater of the consecutive 78 bi-weekly pays up to the retirement date or any 3 consecutive calendar years in the final 15 years preceding retirement (“highest three-year average pensionable earnings”), but not to exceed the final three-year average yearly maximum pensionable earnings (“YMPE”); plus,

(b)	2.0% of the highest three-year average pensionable earnings in excess of the YMPE.

     Pensionable service may not exceed 35 years.

     The benefits under the Canadian Plan are subject to a dollar limit under the Tax Act equal to $1,722 multiplied by an employee’s pensionable service. Canada Life also maintains a supplemental retirement plan for employees in Canada (the “Canadian Supplemental Plan”) which provides pension benefits in excess of the limits under the Tax Act, based upon the benefit formula under the Canadian Plan. All employees whose benefits under the Canadian Plan exceed such limits participate in the Canadian Supplemental Plan. Pension benefits under the plans are subject to reduction should specific age and service criteria not be met. The reduction factor is 0.4% for each month the pension commencement date precedes the earliest unreduced date.

     For an employee with a spouse, the normal form of payment of benefits under the Canadian Plan and under the Canadian Supplemental Plan is a lifetime pension payable to the employee with a 60% survivor pension payable for the lifetime of the spouse with a minimum plan benefit of 60 monthly payments guaranteed. For an employee without a spouse, the normal form of benefits is a lifetime pension, reducing to 60% after the employee’s death with a minimum plan benefit of 120 monthly payments guaranteed or the equivalent. Annually, pension benefits are indexed on a formula basis but not to exceed the cumulative increase in the consumer price index from date of retirement.

     As at December 31, 2002, the pensionable service of each of the Named Executive Officers under the Canadian Plan is as follows:

D.A. Nield	35 years
R.M. Smithen(1)	31.33 years
P.G. Crowley(2)	5.83 years
W.L. Acton	25.17 years
R.E. Beettam(3)	20.5 years

Notes:

(1)	Pension subject to certain offsets on account of pension to be received from a previous employer.

(2)	For each completed year of employment, P.G. Crowley will receive one additional year of pensionable service to a maximum of 10 years additional pension service.

(3)	Pensionable earnings for R.E. Beettam are based on his U.S. compensation taken at par.

     The following table shows the estimated annual pension benefits payable upon normal retirement to D.A. Nield, R.M. Smithen, P.G. Crowley, W.L. Acton and R.E. Beettam under the Canadian Plan and the Canadian Supplemental Plan:

	Years of Service
Pensionable
Earnings	15	20	25	30	35

$ 300,000	$87,700	$116,933	$146,167	$175,400	$204,633
$ 400,000	$117,700	$156,933	$196,167	$235,400	$274,633
$ 500,000	$147,700	$196,933	$246,167	$295,400	$344,633
$ 600,000	$177,700	$236,933	$296,167	$355,400	$414,633
$ 700,000	$207,700	$276,933	$346,167	$415,400	$484,633
$ 800,000	$237,700	$316,933	$396,167	$475,400	$554,633
$ 900,000	$267,700	$356,933	$446,167	$535,400	$624,633
$1,000,000	$297,700	$396,933	$496,167	$595,400	$694,633
$1,100,000	$327,700	$436,933	$546,167	$655,400	$764,633
$1,200,000	$357,700	$476,933	$596,167	$715,400	$834,633
$1,300,000	$387,700	$516,933	$646,167	$775,400	$904,633
$1,400,000	$417,700	$556,933	$696,167	$835,400	$974,633
$1,500,000	$447,700	$596,933	$746,167	$895,400	$1,044,633
$1,600,000	$477,700	$636,933	$796,167	$955,400	$1,114,633
$1,700,000	$507,700	$676,933	$846,167	$1,015,400	$1,184,633
$1,800,000	$537,700	$716,933	$896,167	$1,075,400	$1,254,633

Estimated Annual Benefits Payable upon Retirement for Executives in the United Kingdom Plan

     The pension plan for employees in the United Kingdom (the “U.K. Plan”) is a non-contributory final average earnings defined benefit plan. The normal retirement benefit is equal to an employee’s pensionable service multiplied by 1/60th of the final three-year average pensionable earnings (base salary plus annual bonus). There is no limit on the number of years of pensionable service that may be earned under the U.K. Plan.

     For employees hired on or after June 1, 1989, pensionable earnings under the U.K. Plan are limited under U.K. tax legislation. For the tax year 2002-2003 the limit is £97,200. Canada Life also maintains a supplemental retirement plan for employees in the U.K. (the “U.K. Supplemental Plan”) affected by the tax limit, which provides pension benefits for pensionable earnings in excess of £97,200 for the tax year 2002-2003, based upon the benefit formula under the U.K. Plan. All employees hired on or after June 1, 1989 whose benefits under the U.K. Plan are restricted by such limits participate in the U.K. Supplemental Plan.

     For an employee with a spouse, the normal form of payment of benefits under the U.K. Plan and under the U.K. Supplemental Plan is a lifetime pension payable to the employee with a 50% survivor pension payable for the lifetime of the spouse, with a minimum of 60 monthly payments guaranteed. For an employee without a spouse, the normal form of benefits is a lifetime pension payable to the employee with a 50% survivor pension payable proportionately to each child, if any, until age 18, with a minimum of 60 monthly payments guaranteed. Pension payments are increased annually in accordance with statutory requirements. In addition, subject to approval by the Canada Life Limited (U.K.) board of directors, pension benefits may be increased up to the rate of inflation.

     As of December 31, 2002, the pensionable service for Mr. I. Gilmour in the U.K. Plan and U.K. Supplemental Plan was 5.5 years.

     The following table shows the estimated annual pension benefits payable upon normal retirement (2012) to Mr. I. Gilmour under the U.K. Plan and the U.K. Supplemental Plan:

	Years of Service
Pensionable
Earnings	5	10	15	20

£100,000	£8,333	£16,667	£25,000	£33,333
150,000	12,500	25,000	37,500	50,000
200,000	16,667	33,333	50,000	66,667
250,000	20,833	41,667	62,500	83,333
300,000	25,000	50,000	75,000	100,000

Human Resources Committee Report on Executive Compensation

     The Human Resources Committee of the Board of Directors has a mandate to review and approve overall compensation policy, including benefits. In addition, the Human Resources Committee recommends to the Board of Directors, the compensation for the Chairman and Chief Executive Officer, President and Chief Operating Officer and vice-presidents, vice-presidential appointments and pension plan amendments. The Human Resources Committee reviews management succession planning and reports on it to the Board of Directors.

Composition of the Human Resources Committee

     The Human Resources Committee is currently comprised of seven Directors, and meets a minimum of four times per year and more often as required. The members of the Human Resources Committee are Mr. C.E. Ritchie (Chairman), Mr. G.S. Bain, Mr. J.R. Hall, Mr. D.W. Kerr, Mr. T.I. Ronald, Mr. A.R.A. Scace and Mr. J.D. Wetmore. The full Board of Directors reviews and approves the recommendations of the Human Resources Committee. Described below is the Human Resources Committee’s report on executive compensation to the Board of Directors of Canada Life for the year ended December 31, 2002.

Compensation Philosophy and Process

     Canada Life’s compensation philosophy is to ensure total compensation is competitive and is directly linked to level of performance. The compensation objective is to attract, retain and motivate world-class leadership and people. The Human Resources Committee targets total compensation for the Named Executive Officers competitive with the aggregate compensation levels of a select comparator group as determined for each operating territory (Canada, the United States, the United Kingdom, Ireland and other countries as applicable). In Canada, the select comparator group is comprised of large Canadian life insurance companies and banks. In the United States, the comparator companies include a group of 33 large diversified companies comprised of life, property and casualty and multi-line companies. In the United Kingdom and Ireland, the comparator groups are made up of diversified financial services companies in each country respectively. In setting compensation policy in all territories, the Human Resources Committee utilizes the services of a senior external compensation consultant.

     Total compensation is comprised of base salary, annual incentive bonus, long term incentives, stock options, pension and benefits.

Base Salary

     The base salary for the Chairman and Chief Executive Officer and each Named Executive Officer is reviewed annually by the Human Resources Committee within the context of individual performance and market competitiveness. The market assessment, as prepared by a senior external compensation consultant, provides total compensation data for comparable positions taking into consideration magnitude, complexity and incumbent experience.

Annual Incentive

     To deliver a competitive level of total compensation commensurate with results, the Chairman and Chief Executive Officer, as well as the majority of staff are eligible to participate in an annual incentive plan. Above the first managerial level, awards range from 15% to 60% of base salary when a target level of performance is achieved. The maximum awards under the program range from 30% to 120% when results substantially exceed plan. If performance is below the planned level, awards would range from 0% to 59% of base salary depending on results.

     In reviewing and recommending annual incentive awards for the Named Executive Officers, the Human Resources Committee considers overall company, divisional and individual performance based on the achievement of goals set at the beginning of each performance year.

Long Term Incentive Plan

     In order to focus attention on the long term success of Canada Life, a long term incentive plan was introduced effective January 1, 1995. For grant years 1995 and 1996, participants included the Chairman and Chief Executive Officer and his direct reports including international division heads. In 1997, eligibility was extended to most vice-president positions.

     With the introduction of the Canada Life Stock Option Plan in November 2000, the long term incentive plan became a closed plan with the last grant of long term incentive units being made on January 1, 2000. All units granted to date will be administered in accordance with the plan document until they mature and are paid out. The plan will be terminated once the units granted in January 2000 mature on December 31, 2003. Annually, the Human Resources Committee recommended the eligible participants in the plan and the number of units for which each participant would be eligible. The performance period for each grant is four years with the value of each grant being determined by the average return on common shareholders’ equity (“ROE”), as adjusted from time to time to exclude any special items as may be approved by the Board of Directors, over the respective four-year period.

     The 1999 units matured on December 31, 2002 with awards paid in the first quarter of 2003. The same relative timing will be applied to all maturing units. A target, maximum and threshold level of performance is set for each grant. Target performance for the remaining 2000 grant is an average ROE of 10% with a performance threshold of 8.5% average ROE, below which no awards will be made. Maximum awards will be paid only if the average ROE is 15% or greater. Long term incentive awards are not earned until the earlier of the end of the performance period (four years) or the involuntary termination without cause, retirement, death or disability of the employee.

Stock Option Plan

     The Canada Life Stock Option Plan, effective November 4, 2000, provides to Directors and selected employees of Canada Life and its subsidiaries options to purchase Common Shares in order to reward significant performance and enhance Canada Life’s ability to attract and retain key staff. The maximum number of Common Shares that can be issued over the life of the Plan is 8,000,000, representing approximately 5% of the outstanding Common Shares.

     The number of options granted, the exercise price, the expiry date and the vesting period are determined by the Board in accordance with the Canada Life Stock Option Plan, which provides for a maximum term of 10 years and a minimum exercise price equal to the closing price of Common Shares on the TSX on the last trading day prior to the date an option is granted.

     Options awarded in 2000 and 2001 were granted with stock appreciation rights (“SARs”) granted in tandem which have the same vesting, expiry and exercise terms and conditions as the options to which they relate. SARs give the option-holder the choice to either exercise the option or forfeit the option and receive a cash payment equal to the difference between (i) the market value of the underlying shares on the date of exercise, and (ii) the exercise price of the option. In 2002, no options were granted with SARs attached.

Deferred Stock Unit Plan

     In 2001, Canada Life introduced the Deferred Stock Unit Plan which is offered to senior executive officers and non-employee Directors of Canada Life. Under this plan, each participant may choose to receive all or a percentage of his or her annual incentive bonus or Director’s fee in the form of deferred stock units (“DSUs”), but must elect to participate on an annual basis prior to receiving the compensation. The initial value of each unit is based on the closing price of Common Shares on the TSX at the date of converting the cash amounts to DSUs. The DSUs attract dividends in the form of additional DSUs at the same rate as dividends paid on the Common Shares. DSUs are redeemable only when a plan participant ceases to be a Canada Life employee or Director. The value of DSUs, when converted to cash is based on the closing price of the Common Shares on the TSX on the redemption date under the plan.

Employee Share Purchase Plan

     In 2001, Canada Life adopted an employee share purchase plan (“ESPP”) in Canada and in the United Kingdom. In Canada, qualifying employees can choose to have up to a maximum of 10% of their annual base salary withheld to purchase Common Shares. Common Shares are purchased on the TSX each payroll period by a plan administrator at then prevailing market prices. Canada Life matches 50% of the employee contribution amount to a maximum of the lesser of $1,500 per year or 2.5% of eligible annual earnings. The U.K. plan is the same as the plan in Canada except that Canada Life matches 10% of the employee contribution amount to a maximum of £150 per year. In each case, Canada Life’s contributions vest after the first year of continuous participation in the plan, and all subsequent contributions vest immediately.

     In the United States, employees can contribute pre or post-tax dollars into a 401(k) plan that includes Common Shares as one of several investment choices. The maximum 401(k) contribution is 25% of earnings not to exceed the legislated limit of US$12,000 for 2003. Canada Life matches the 401(k) up to 50% on the first 6% of salary, to a maximum of US$1,800 annually. In Ireland, Canada Life offers a Revenue Approved Share Purchase Scheme under which qualifying employees can choose to use any annual bonus received to purchase Common Shares. Employees may also choose to purchase additional Common Shares from their own resources to match the bonus amount. The maximum additional purchase is 7.5% of salary, subject to an overall maximum share purchase of €12,700.

Chairman and Chief Executive Officer Compensation

     Total compensation for the Chairman and Chief Executive Officer includes base salary, annual incentive, long term incentive, stock options and benefits. Total compensation for 2002 was compared to a select comparator group of major Canadian financial companies, including large life insurance companies and banks. Comparative information is provided to the Human Resources Committee by a senior external compensation consultant. All components of compensation are generally set at a competitive level when compared to the selected comparator group.

     Compensation elements for the Chairman and Chief Executive Officer are reviewed annually, effective in January. In considering the compensation for the Chairman and Chief Executive Officer, the Human Resources Committee reviews and considers overall corporate results based on asset growth, earnings, return on surplus, premium income and performance relative to industry peer companies. As well, the Human Resources Committee considers other significant contributions of the Chairman and Chief Executive Officer.

     Based on the above noted criteria, the Chairman and Chief Executive Officer’s incentive in respect of the 2002 performance year, as detailed in the Summary Compensation Table, represents 120% of base salary.

Total Shareholder Return Comparison

     The following chart compares the total cumulative shareholder return for $100 invested in Common Shares on October 28, 1999, with the cumulative total return of the S&P/TSX Composite Index (formerly the TSX 300 Composite Index) for the period from October 28, 1999, to December 31, 2002 (assuming reinvestment of dividends).

Indebtedness of Directors and Senior Officers

     None of the Directors, executive officers or senior officers or associates of Directors, executive officers or senior officers of Canada Life are, or during the most recently completed financial year were, indebted to Canada Life or any of its subsidiaries, except for routine indebtedness.

Approval

     The contents and mailing to shareholders of this Circular have been approved by the Board.

Toronto, Ontario May 6, 2003	(Signed) ROY W. LINDEN Secretary